O L S H A N	1325 AVENUE OF THE AMERICAS ● NEW YORK, NEW YORK 10019 TELEPHONE: 212.451.2300 ● FACSIMILE: 212.451.2222

EMAIL:  AFREEDMAN@OLSHANLAW.COM

DIRECT DIAL:  212.451.2250

August 9, 2018

VIA EDGAR AND ELECTRONIC MAIL

Nicholas P. Panos
Senior Special Counsel
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Mergers and Acquisitions
100 F Street, N.E.
Washington, D.C. 20549

Re:	ProLung, Inc. (“ProLung” or, the “Company”)
DFAN14A filed by Steven C. Eror et al.
Filed July 30, 2018
File No. 001-38362

Schedule 13D/A filed by Steven C. Eror et al.
Filed July 31, 2018
File No. 005-89411

Dear Mr. Panos:

We acknowledge receipt of the comment letter of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission, dated August 2, 2018 (the “Staff Letter”), with regard to the above-referenced matters. We have reviewed the Staff Letter with Steven C. Eror and Eric Sokol and provide the following responses on their behalf. For ease of reference, the comments in the Staff Letter are reproduced in italicized form below.

DFAN14A

1.	Participation in a group, as regulated under Section 13(d)(3), alone and without more, does not result in a group member being deemed to beneficially own another group member’s shares. To the contrary, Rule 13d-5(b) of Regulation 13D-G operates to deem a group to have acquired the beneficial ownership of each of its members. Please revise to disclose the basis for one group member potentially being deemed to own another group member’s shares, as stated at the end of the filing, or delete the reference, including the disclaimer.

Mr. Eror acknowledges the Staff’s comment and in future filings Mr. Eror will ensure that any such reference correctly refers to Rule 13d-5(b) of Regulation 13D-G as operating to deem a group to have acquired the beneficial ownership of each of its members. Mr. Eror acknowledges that the preliminary consent statement, filed on Form PREC14A on August 6, 2018, will need to be revised accordingly.

O L S H A N F R O M E W O L O S K Y L L P	WWW.OLSHANLAW.COM

Mr. Eror notes that the DFAN14A filed on the date hereof in connection with the press release issued after 5:30pm Eastern Time on August 7, 2018 does not include this reference to Rule 13d-5(b) of Regulation 13D-G, including the disclaimer.

Mr. Eror further acknowledges his understanding that all written soliciting materials must be filed under the cover of Schedule 14A on the date of first use, pursuant to Rule 14a-6(b), and endeavors to ensure that all future materials are timely filed.

Schedule 13D/A

2.	The disclosure on pages 6 and 14 indicates Mr. Sokol beneficially owns approximately 7.1% of the outstanding shares. Mr. Sokol, however, did not report any transactions under Item 5(c) in which beneficial ownership was acquired during the past 60 days. Prior to this filing, it does not appear Mr. Sokol had a Schedule 13G or 13D on file. Please advise us why not.

Mr. Eror acknowledges the Staff’s comment and provides the following information regarding Mr. Sokol’s ownership: on May 3, 2018, Mr. Sokol acquired 125,438 shares of ProLung in a private transaction (the “Transaction”) from Clark Campbell, the Company’s former Chairman, resulting in Mr. Sokol’s beneficial ownership exceeding 5% of the Company’s outstanding shares. Prior to May 3, 2018, Mr. Sokol’s beneficial ownership of ProLung totaled 112,500 shares, or below 5% of ProLung’s outstanding shares.

Mr. Sokol was not aware of his filing obligation at the time of the Transaction because he erroneously believed that he was not subject to Section 13 reporting obligations since ProLung shares are not publicly traded or otherwise quoted or listed on any market or exchange. Mr. Sokol acknowledges that this was a mistaken belief and respectfully submits that his delayed disclosure was unintentional.

The Transaction was not reported under Item 5(c) in Mr. Eror’s Schedule 13D/A filed on July 31, 2018 because it occurred more than 60 days prior to the filing date. However, Mr. Eror reported the Transaction under Item 5(c) in an amended Schedule 13D/A filed on August 7, 2018 and stated that Mr. Sokol’s beneficial ownership exceeded 5% of the outstanding shares on May 3, 2018 as a result of the Transaction.

*     *     *     *     *

The Staff is invited to contact the undersigned with any additional comments or questions it may have. We would appreciate your prompt advice as to whether the Staff has any further comments. Thank you for your assistance.

Sincerely,

/s/ Andrew Freedman, Esq.

Andrew Freedman, Esq.

cc:	Steven C. Eror